September 27,
2019

Andreas Spiegler
Chairman, Chief Executive Officer and Interim Chief Financial Officer Industrial Technical Holdings Corporation
Huanxiu Street Office, Shuanglong Industrial Park
266201 Jimo
Qingdao, China

       Re: Industrial Technical Holdings Corporation
           Registration Statement on Form F-1
           Filed September 4, 2019
           File No. 333-233613

Dear Mr. Spiegler:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed September 4, 2019

Prospectus Cover Page, page 3

1. We note the reference to the Nasdaq Global Market. If you have not yet begun the application process for a listing or if you do not meet the listing criteria, please revise to remove reference or move the reference to a less prominent section of your document where you can explain in context that you have not begun the application process or do not meet the listing criteria. You may, instead, revise your prospectus cover to refer generically to a national securities exchange, the OTC Bulletin Board, or the OTCQX or
       OTCQB marketplace of OTC Link, as appropriate .
 Andreas Spiegler
FirstNameTechnical Holdings Corporation
Industrial LastNameAndreas Spiegler
Comapany 27, 2019
September NameIndustrial Technical Holdings Corporation
September 27, 2019 Page 2
Page 2
FirstName LastName
Prospectus, page 3

2. Please revise your prospectus substantially to comply with the requirements of Items 1, 2 and 3 of Form F-1. In this regard, note that your risk factors disclosure must immediately follow your one-page prospectus cover or prospectus summary, and any such prospectus summary should be brief as required by Regulation S-K Item 503. Also note the requirements of Regulation S-K Item 502. When you revise in response to this comment, if you elect to retain the current graphics in an appropriate section of your document, please ensure that they clearly and accurately reflect your business. For example, the first graphic appears to suggest that you make robots. Also, it appears from subsequent disclosure that many of the products depicted have not yet been manufactured and sold by you.
Prospectus Summary, page 15

3. Please expand the disclosure on page 17 to clarify what is "[y]our proposed business plan." Also clarify how the $10 million to which you refer will advance that plan, including the purposes to which those funds will be put. Include specifics about what you hope to accomplish and hurdles to what you plan to achieve.
Our Company, page 17

4. Please clarify the "continual growth" and "German standards" referenced in the first paragraph. Also, in the paragraph numbered 1, explain how Fortschritt is a "long-tenured and well-known German company" when the preceding sentence indicates that you recently founded it.
Company Profile, page 18

5. Disclose the source of the "exclusive use, manufacturing, and sales and marketing rights"
         referenced in the first paragraph. Also clarify the nature of the rights you say you hold.
         For example, do you hold or license patents from the entity you refer to as MAFA? File any material contracts as exhibits. It is unclear from your disclosure how you hold
         "exclusive" rights related to Fortschritt, given your disclosure regarding the break-up and shutdown of the original companies, that MAFA holds all intellectual property of the original companies and disclosure on page 22 that MAFA has used designs for OEM products for other companies.
6. We note comparative statements of product superiority to existing Chinese equipment, such as on page 22. Clarify whether the basis of these statements relate to products you currently produce.
7. Given the nature of your operations, please tell us the impact of seasonality on your business.
 Andreas Spiegler
FirstNameTechnical Holdings Corporation
Industrial LastNameAndreas Spiegler
Comapany 27, 2019
September NameIndustrial Technical Holdings Corporation
September 27, 2019 Page 3
Page 3
FirstName LastName
Initial Product, page 26

8. If the pictures on this and the following page are not your actual facilities, as indicated by the first sentence on page 27, please revise to remove any implication to the contrary.
9. Refer to the disclosures on pages 31 and 32, which appear to be in a foreign language.
         Please see Rule 403 regarding requirements as to language. Please also describe the scope and duration of the patent and clarify whether and, if so, the amount of subsidies you receive.
The Fortschritt K868 In Comparison to Competitors, page 58

10. Disclose the basis for comparative graphics on this page and page 59. Company Profile, page 60

11. Please clarify the relationship between CSSC-Technical Products Ltd. and Qingdao CSSC
         Co. Ltd. Also clarify the relationship between Fortschritt Ltd. mentioned on page 17,
         Fortschritt Agritech mentioned on page 18, Fortschritt China mentioned on page 28, and
         Fortschritt mentioned on page 31.
Risk Factors, page 74

12. As a public company, your auditor is required by law to undergo regular Public Company
         Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see

http://pc
aobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx).
         As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.
13. Please provide us your analysis of whether you face risks of being a resident enterprise under laws in the jurisdiction you operate. Also:
           Tell us whether laws in the jurisdiction you operate governing your industry or structure create material risks.
           In an appropriate section of your document, provide the disclosure required by Form
            20-F Item 10.E.
 Andreas Spiegler
FirstNameTechnical Holdings Corporation
Industrial LastNameAndreas Spiegler
Comapany 27, 2019
September NameIndustrial Technical Holdings Corporation
September 27, 2019 Page 4
Page 4
FirstName LastName

Results of Operations, page 84

14. Please revise to clarify the impact that changes in price, volume and new products had on your revenues for each period presented. Please also revise to clarify the relative proportion of your revenues and gross profit attributable to each of the businesses in which you are engaged, including Fortschritt, CSSC and PlanET.
Cash Flows and Working Capital, page 87

15. Please reconcile your disclosure in the second paragraph regarding sufficiency of funds with your other disclosures, such as on page 74, that you need $10 million to finance planned operations for the next 12 months.
Lease commitments, page 89

16. In an appropriate section of your document, please provide the disclosure required by
         Form 20-F Item 4.D. Also file as exhibits related contracts as required by Regulation S-K
         Item 601(b)(10).
Capital Expenditures, page 90

17. Please clarify the nature of the capital expenditures you made for the periods presented.
Exemptions Under the Jumpstart Our Business Startups Act, page 96

18. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Business Experience, page 98

19. Please clarify the nature of the business experience that you disclose. We note, for example, that you highlight Dr. Scholz's experience with Tesla but it is unclear in what role he served. Please also revise to clarify the "multiple publicly traded companies" for which Mr. Befumo served and the dates of the business experience listed for Messrs.
         Gallo, Krueger and Benoliel. Also, the first name of Dr. Scholz, as disclosed here, differs from the name on pages 82, 90 and 113. Please revise or advise.
Audit Committee and Financial Expert, page 101

20. Please revise to identify the members of your audit committee. Summary Compensation Table, page 102

21.      Please include all compensation disclosure required by Form 20-F Item
6.B.
 Andreas Spiegler
Industrial Technical Holdings Corporation
September 27, 2019
Page 5
Selling Shareholders, page 103

22. Please identify which selling shareholders are broker-dealers, and tell us whether those selling shareholders received the offered securities as compensation for underwriting activities. Also, please tell us which selling shareholders are affiliates of a broker-dealer, and disclose, if true, that such selling shareholders acquired the offered securities in the ordinary course of business and, at the time they acquired the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
Determination of Offering Price, page 110

23. Please reconcile your disclosure here and under the following heading regarding the offering price with your disclosure on your prospectus cover page. Outstanding Share Data, page 112

24. Please ensure that your disclosure is current and complete. We note for example the convertible and exercisable securities mentioned on pages F-18 and F-21.
Ordinary Shares, page 113

25. Please disclose Section 2.2 on the second page numbered 1 in Exhibit 3.1, including any material risks that provision presents to shareholders.
Major Shareholders and Related Party Transactions, page 113

26. Please provide all disclosure required by Item 7.B of Form 20-F. We note for example the transactions mentioned on page F-18.
Security Ownership . . .,, page 113

27. Please update the information in this section to be as of the most recent practicable date.
         We note the reference to November 10, 2018. Please also revise to include a row for each person mentioned in Form 20-F Item 6.E, and ensure that the information on this table is reconcilable to the information in your table beginning on page 104. Further, please tell us which directors received the 2,000 shares mentioned on page 118. Financial Statements
Combined Statements of Operations and Comprehensive Income (Loss), page F-4 FirstName LastNameAndreas Spiegler loss per share information to two decimal places to avoid
28.    Please revise to only reflect your
Comapany NameIndustrial Technical precision than exists.
       giving the impression of more Holdings Corporation
September 27, 2019 Page 5
FirstName LastName
 Andreas Spiegler
FirstNameTechnical Holdings Corporation
Industrial LastNameAndreas Spiegler
Comapany 27, 2019
September NameIndustrial Technical Holdings Corporation
September 27, 2019 Page 6
Page 6
FirstName LastName
General, page F-8

29. We note that you do not have any disclosures or an accounting policy for segment reporting. Please revise to provide the disclosures required by ASC 280-10-50-20 or explain to us the reason these disclosures are not required.
Note 2 - Summary of significant accounting policies
Principle of Consolidation , page F-8

30. We note that you have a 100% ownership in each of your four subsidiaries. Please explain to us why you have presented combined rather than consolidated financial statements of the registrant and its subsidiaries. Refer to ASC 810-10-55-1B. In addition, clarify for us any changes in the ownership interests of these subsidiaries during the periods presented prior to the March 16, 2018 share exchange.
Recently issued accounting pronouncments, page F-15

31. The effective dates you have identified for ASC 842 are not consistent with the accounting standard and the extended transition period which you elected. Please revise your disclosure to identify the correct effective dates for your adoption of ASC 842. In addition, revise your disclosure to indicate whether or not you have adopted the accounting pronouncements described below.
Note 13 - Subsequent Event, page F-21

32. We note that you disclose issuances of convertible promissory notes at a discount to the market price of your shares and the sale of common shares that may result in the issuance of additional shares based on the closing price of your stock on the first day of trading on any major U.S. stock exchange. Please explain to us your expected accounting treatment for these transactions.
Undertakings, page 119

33. Please provide the undertaking required by Regulation S-K Item 512(h). Signatures, page 120

34. Please include the signatures of a majority of your board of directors below the second paragraph of text required on the Form F-1 Signatures page. Also:
           indicate below that paragraph of text who is signing your document in the capacity of controller or principal accounting officer;
           include the signature of your authorized representative in the United States.
 Andreas Spiegler
FirstNameTechnical Holdings Corporation
Industrial LastNameAndreas Spiegler
Comapany 27, 2019
September NameIndustrial Technical Holdings Corporation
September 27, 2019 Page 7
Page 7
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Russell Mancuso, Legal
Branch Chief, at (202) 551-3617 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Electronics and Machinery
cc:      Andrew J. Befumo, Esq.